Exhibit 99.1

June 2018

Safe Harbor and Disclaimer Statement

This presentation contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, this presentation, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

These factors include, but are not limited to, the following: the timing and cost of Galmed's phase IIb ARREST study and planned Phase III trials for Aramchol™, or whether Phase III trials will be conducted at all; completion and receiving favorable results the phase IIb ARREST study and potential Phase III trials for Aramchol™; regulatory action with respect to Aramchol™ by the FDA or the EMA; the commercial launch and future sales of Aramchol™ or any future product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol™ in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol™; Galmed's expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for Aramchol™; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol™ by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol™; the development and approval of the use of Aramchol™ for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 13, 2018, and in other filings that Galmed has made and may make with the SEC in the future.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf included in, but not limited to, this presentation speak only as of the date hereof and are expressly qualified in their entirety by the foregoing. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Galmed Pharmaceuticals

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Galmed Snapshot Galmed is advancing its lead compound, Aramchol™ towards registration with a focus on NASH, a market opportunity estimated to reach $ 35 - 40 B/ yr by 2025 * Experienced pharma leadership team We believe that data s upports c ontinued d evelopment of Aramchol™ 600mg to Phase 3 • Pre - Phase 3 meeting with the FDA Q 4 2018 Expected Short Term Catalyst: Effects in animals translated to NAFLD patients in Phase 2 a study and in a one - year global Phase 2 b study in 247 biopsy - proven NASH patients 3 *Deutsche Bank “NASH - the next big global epidemic in 10 years?” July 14 , 2014

Aramchol ™ – NASH Disease Modification Potential Fast Track Designation for development of Aramchol ™ for NASH granted by FDA First - in - class, orally active, liver targeted SCD - 1 modulator Effects in animal models translated into human clinical data High safety margin and B/R ratio ~ 400 subjects exposed across 7 clinical trials Potent mechanism with multiple intervention points along the pathogenic pathway 4

Leadership

Management

Allen Baharaff, President and CEO
Co-founder of Galmed

Dr. Liat Hayardeny, Ph.D., MBA, **CSO**
+16 years of experience in drug development, Teva Pharmaceuticals

Dr. Tali Gorfine, M.D., **CMO**
+10 years of experience, Senior Clinical Program Leader at Teva Pharmaceuticals

Dr. Yossi Caspi, Ph.D., **Senior Director Drug Development**
+34 years of CMC experience, former Chief Scientific Officer at Chemagis (Perrigo API)

Yohai Stenzler, CPA, MBA, **CFO**
+6 years of financial management experience at Ernst & Young LLP

Yael Hollander, Adv.,MBA, **VP, Legal Affairs & Strategy**
+6 years of experience at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

Guy Nehemya, Adv., MBA, **VP Operations**
+4 years of experience as the Company's Director of Operations.

BOARD OF DIRECTORS

Chaim Hurvitz
CEO of CH Health; Previously, member of Teva's senior management team and Board of directors.

Carol L. Brosgart, M.D.
Consultant to biotechnology companies in the areas of liver disease; Former director of Tobira Therapeutics.

William S. Marth
President & CEO of Albany Molecular Research Inc. (AMRI); former President & CEO of Teva in the Americas.

David Sidransky, M.D.
Professor of Oncology Pathology at John Hopkins University.

Ran Oren, M.D.
Head of the Institute of Gastroenterology and Liver Disease at Hadassah Ein Kerem Hospital.

Tali Yaron-Eldar
Formerly Israeli Tax Commissioner; Chief Legal Advisor of the Finance Ministry of the State of Israel.

Shmuel Nir
President & CEO of Tushia Consulting Engineers Ltd.; Chairman of the Board of Directors of Matan Digital Printers Ltd.

Allen Baharaff
President, CEO and Co-Founder of Galmed

Galmed Pharmaceuticals
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Aramchol ™ from Scientific Rationale to Clinical Results SCD 1 Modulator - One Mechanism, Multiple Activities, Translated to Reduction in Liver Fat and Fibrosis

Effect of ARAMCHOL
IN MCD DIET MODEL
DNL
CD36
Serum FA
FA
SCD-1
log2 fold induction
1
0
-1
-2
-3
-4
44%*
SCD1
Fold Induction
2^2
2^1
2^0
2^-1
2^-2
2^-3
59%*
FA
FA Oxidation
PX
ER
Mitochondria
ROS
GSH/GSSG
OxFA
Oxidative Stress & Liver Injury
Fold Induction
GSH/GSSG
72%*
MUFA
DG
TG
Lipid droplets
PC (22:6)
Steatosis
VLDL

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Aramchol ™ - Antisteatogenic Effect - Translation from Animal Models to Human (phase 2 a and 2 b) ϴ Aramchol TM 5 mg/kg in mice and 300 mg in humans demonstrated statistically significant reduction of liver fat 1. Iruarrizaga-Lejarreta , Marta, et al. "Role of Aramchol in steatohepatitis and fibrosis in mice”; Hepatology Communications 1.9 (2017) 2. Safadi et al. "The fatty acid – bile acid conjugate Aramchol reduces liver fat content in patients with nonalcoholic fatty liver disease." Clinical Gastroenterology and Hepatology 12.12 (2014)

Aramchol ™ – Antifibrogenic Translation from HSC’s (Collagen producing cells) to Animal Models to Human Studies 9 0 0.4 0.8 1.2 1.6 2 48h Relative Gene Expression SCD 1 in Hepatic Stellate Cells Vehicle Aramchol 10µM 0 2 4 6 8 10 12 48h Relative Gene Expression PPAR γ Vehicle Aramchol 10µM *** 0 0.5 1 1.5 2 48h Relative Gene Expression Collagen 1 a Vehicle Aramchol 10µM 0 0.5 1 1.5 2 48h Relative Gene Expression αSMA Vehicle Aramchol 10µM *** 1. Iruarrizaga-Lejarreta , Marta, et al. "Role of Aramchol in steatohepatitis and fibrosis in mice”; Hepatology Communications 1.9 (2017) 2. R. Golan - Gerstl 1 , N. Koroukhov 1 , R.Khweiss 1 , L. Litinetsky 2 , L.Hayardeny 2 and S.Shimon Reif. "The in vitro anti fibrotic effect of Aramchol in primary hepatic stellate cells" (2018); The international liver congress (EASL), Paris, France 3. Friedman S et al, “Treating NASH with Aramchol - The scientific rationale” Galmed Mini - Workshop EASL 2018 *** p ≤ 0.001

TAA + A ramchol™ 5 mg/kg TAA No Treatment Fibrosis Score (Masson & Goldner staining) Treatment Prevention 61.5% 40 % R. Golan - Gerstl 1 , M. Valitsky 1 , R. Oren 1 , E. Brazovski 2 , L. Hayardeny 1 , S. Shimon Reif . "The anti - fibrotic effect of Aramchol on liver fibrosis in TAA animal model" (2017); The international liver congress (EASL), Amsterdam, the Netherlands. ϭϬ Aramchol ™ – Antifibrogenic Translation from HSC’s (Collagen producing cells ) to Animal Models to Human Studies Effect in the TAA model is considered the best predictor of efficacy in humans

In a one year, global Phase 2 b ARREST study, Galmed's Aramchol 600 mg achieved NASH resolution without worsening of fibrosis, one of two endpoints that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application.

Aramchol ™ Across Modalities 12 -5 -4 -3 -2 -1 0 1 2 Placebo (N=41) Aramchol 400 (N=90) Aramchol 600 (N=83) Change from Baseline in Mean Liver Fat Liver fat - Mean Change from Baseline 24.4% 36.7% 47.0% 0% 10% 20% 30% 40% 50% Placebo (N=41) Aramchol 400 (N=90) Aramchol 600 (N=83) MRI Responders - Reduction ≥ 5 % absolute change 5.0% 7.5% 16.7% 0% 5% 10% 15% 20% Placebo (N=40) Aramchol 400 (N=80) Aramchol 600 (N=78) Proportion of patients NASH Resolution without Worsening of Fibrosis 17.5% 21.3% 29.5% 0% 5% 10% 15% 20% 25% 30% 35% Placebo (N=40) Aramchol 400 (N=80) Aramchol 600 (N=78) Proportion of patients Fibrosis Improvement Without Worsening of NASH -25.0 -20.0 -15.0 -10.0 -5.0 0.0 5.0 10.0 15.0 20.0 Change from Baseline ALT – mean change from Baseline Week 52 Week 40 Week 24 Liver Enzymes Biopsy MRS -15.0 -10.0 -5.0 0.0 5.0 10.0 15.0 Change from Baseline AST – mean change from Baseline Week 52 Week 40 Week 24

Phase 2b Study: ARREST
ARamachol™ for REsolution of Steatohepatitis

A Phase 2b, double blind randomized, controlled clinical trial, to evaluate the efficacy and safety of two Aramchol™ doses versus placebo in patients with Non-Alcoholic Steatohepatitis (NCT 02279524)

Design:	Multicenter, global, randomized, double-blind, placebo-controlled, dose ranging study **~ 1/3 USA, 1/3 Latin America, 1/3 Europe and Israel**
Participants:	Biopsy-diagnosed NASH patients with overweight/obesity and pre-diabetic/ type II diabetic **60% having stage 2 and 3 fibrosis and 70% having NAS≥5 at baseline**
Doses:	• 400 mg; 600 mg; Placebo • 2:2:1
Treatment Plan:	12 months treatment (once daily tablet) and 3 months of follow-up
Number of Subjects:	247 patients
Primary Endpoint:	Change from baseline to end of study in liver triglycerides ratio as measured by MRS (Aramchol 600mg vs placebo) - centrally read
Key Secondary Endpoints:	Biopsy – centrally read; fibrosis improvement; ≥ 2 point NAS improvement; NASH resolution ALT

Galmed Pharmaceuticals

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Subjects Disposition 247 - No. of Subjects Randomized and included in ITT Placebo N= 48 Aramchol 400 N= 101 Aramchol 600 N= 98 41 (85.4%) Normal Termination 7 – Early Termination: • 3 - Withdrawal of Consent • 2 - Adverse Event • 0 - Lost to FU • 0 - Other Reason • 2 - Disallowed Medications 90 ( 89.1%) Normal Termination 11 – Early Termination: • 6 - Withdrawal of Consent • 3 - Adverse Event • 1 - Lost to FU • 1 - Other Reason • 0 - Disallowed Medications 88 ( 89.8%) Normal Termination 10 – Early Termination: • 3 - Withdrawal of Consent • 4 - Adverse Event • 1 - Lost to FU • 2 - Other Reason • 0 - Disallowed Medications 14

Pre - defined Analysis Sets Randomized (ITT) (N= 247 ) Aramchol 400 (N= 101 ) Placebo (N= 48 ) FAS - MRI = 214 Aramchol 400 (N= 90 ) Aramchol 600 (N= 98 ) Aramchol 600 (N=83) Placebo (N = 41 ) FAS - biopsy = 198 Aramchol 400 (N= 80 ) Aramchol 600 (N= 78 ) Placebo (N =40) ITT= 247 • Statistical analysis plan pre - defined few analysis sets including: • Full Analysis Set for MRI (FAS - MRI): all ITT patients with baseline and at least one 2 nd MRS • Full Analysis Set for Liver Biopsy (FAS - biopsy): all ITT patients with baseline and 2 nd biopsy • Majority of missing biopsies are Israeli patients (N= 24 ) without 2 nd biopsy - regulatory limitation • Only 3 patients that completed 52 weeks of treatment refused the 2 nd biopsy • Good tolerability - ~ 10 % early termination during treatment phase 15

Change from Baseline in Liver Fat (MRS) -5 -4 -3 -2 -1 0 1 2 Placebo (N=41) Aramchol 400 (N=90) Aramchol 600 (N=83) Change from Baseline in Mean Liver Fat Mean change from Baseline in Liver fat Aramchol 400 vs. Pbo p=0.0450 Aramchol 600 vs. Pbo p=0.0655 24.4% 36.7% 47.0% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% Placebo (N=41) Aramchol 400 (N=90) Aramchol 600 (N=83) MRI Responders Analysis: Reduction ≥ 5 % absolute change from baseline Post - hoc analysis Aramchol 400 vs. Pbo p= 0.0878 Aramchol 600 vs. Pbo p= 0.0279 The primary endpoint based on mean change in liver fat for the 600mg dose vs placebo was not met. Statistical significant effect noted with Aramchol™ 600mg using the acceptable cut - off > 5% absolute change 16

NASH Resolution 5.0% 7.5% 16.7% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% Placebo (N=40) Aramchol 400 (N=80) Aramchol 600 (N=78) Proportion of patients Aramchol 400 vs. Pbo p= 0.4955 Aramchol 600 vs. Pbo p= 0.0514 Significantly more patients treated with Aramchol™ 600mg showed NASH resolution without worsening of fibrosis, one of two endpoints that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application NASH Resolution without Worsening of Fibrosis 7.5% 12.5% 19.2% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% Placebo (N=40) Aramchol 400 (N=80) Aramchol 600 (N=78) Proportion of patients NASH Resolution Aramchol 400 vs. Pbo p=0.2237 Aramchol 600 vs. Pbo p=0.0462 17

Fibrosis Improvement 17.5% 21.3% 29.5% 0% 5% 10% 15% 20% 25% 30% 35% Placebo (N=40) Aramchol 400 (N=80) Aramchol 600 (N=78) Proportion of patients Fibrosis Improvement (≥1 stage) Without Worsening of NASH Aramchol 400 vs. Pbo p= 0.8425 Aramchol 600 vs. Pbo p= 0.2110 More patients with fibrosis improvement and less patients progressing to cirrhosis with Aramchol™ 600mg 7.5% 7.5% 1.3% 0% 1% 2% 3% 4% 5% 6% 7% 8% Placebo (N=40) Aramchol 400 (N=80) Aramchol 600 (N=78) Proportion of patients Post - Hoc Analysis - Progression to Cirrhosis Aramchol 400 vs. Pbo p=0.5693 Aramchol 600 vs. Pbo p=0.1008 18

Change from Baseline to week 52 in ALT (U/L) -25.0 -20.0 -15.0 -10.0 -5.0 0.0 5.0 10.0 15.0 20.0 Change from Baseline Placebo Aramchol 400 Aramchol 600 Change from Baseline in ALT (U/L) Week 52 Week 40 Week 24 Week 52 Analyses Aramchol 400 vs. Pbo : p= 0.0002 Aramchol 600 vs. Pbo : p<. 0001 A statistically significant reduction in ALT with Aramchol™ 400mg and 600mg 19

Change from Baseline to week 52 in AST (U/L) A statistically significant reduction in AST with Aramchol™ 400 mg and 600 mg -15.0 -10.0 -5.0 0.0 5.0 10.0 15.0 Change from Baseline Placebo Aramchol 400 Aramchol 600 Change from Baseline in AST (U/L) Week 52 Week 40 Week 24 Week 52 Analyses Aramchol 400 vs. Pbo : p= 0.0011 Aramchol 600 vs. Pbo : p<. 0001 20

Aramchol’s safety and tolerability • Good tolerability • Early terminations due to AEs occurred in 4.2%, 3.0 % and 4.1 % in placebo, Aramchol 400 mg and 600 mg arms respectively • SAEs reported in 12.5%, 8.9 % and 9.2 % of patients in placebo, Aramchol 400 mg and 600 mg arms respectively • No clustering of events were reported in either Aramchol arms • No atypical events for the studied population • Severe AEs reported in 10.4%, 6.9 % and 6.1 % of patients in placebo, 400 mg and 600 mg arms respectively Aramchol™ continues to show a favorable safety and tolerability profile 21

Conclusions • ARREST was a placebo - controlled, one year global phase 2 b study in 247 biopsy - proven NASH patients with risk factors • Study results are compelling for Aramchol™ 600 mg demonstrating: • A significant effect on NASH resolution without worsening of fibrosis, one of two endpoints that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application • An increase in the number of patients that show fibrosis improvement by at > 1 stage without worsening of NASH, one of two endpoints that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application • High proportion of patients benefit from treatment with Aramchol 600 mg • Good safety profile and tolerability Data Supports Continued Development of Aramchol™ 600 mg to Phase 3 22

We presented here a set of data that speaks to the potential effect of Aramchol™ on multiple pathologies in NASH as measured by different modalities, MRS, biopsy and liver enzymes The totality of the data together with the good safety profile and tolerability gives us confidence in advancing Aramchol™ to a pivotal study

Corporate Overview s* Financial Intellectual Property • 10 Patent Families • Areas of Focus: NASH, Combinations, Chemistry of Aramchol™, New Indications • Patent family (WO 2002 / 2083147 ) for use of Aramchol™ for the treatment of fatty liver granted worldwide. • 2 patent families (2017) for the use of Aramchol™ for treating fibrosis. • Market Cap Ε $ 247 M • 52 W Low - High: $ 3.61 - $ 2 ϳ . Ϭϲ • 3 M Average Volume: ~ ϯϲϴ K • Outstanding Shares: Ε 15. ϵ M • Cash: ~$ 2 Ϯ .0 M • Long T erm Liabilities: $ 0 ** * As of June 14 , 2018 ** Unaudited *** Consisting of cash, cash equivalents and marketable securities 24 ** ***

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